FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 02, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

August 02, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that the Prosecutor’s General Office of Uzbekistan and the State Agency for Communications and Information of Uzbekistan (the “SACI”) are preparing to bring groundless charges of “engaging in activity without a license” and “illegal activities of the branches without individual licenses” against Uzdunrobita FE LLC (“Uzdunrobita”, “MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan”.  These charges contradict official documents, including documents issued earlier to Uzdunrobita by the SACI.

In the Company’s opinion, these unsubstantiated and contradictory allegations cannot serve as a basis for the General Prosecutor’s Office public claim of enormous damages allegedly incurred by the Republic of Uzbekistan as a result of Uzdunrobita’s operations in the country.  These allegations cannot be used by the authorities to later charge Company with any financial or tax claims.

At Company’s disposal are official documents issued by the SACI confirming that the SACI was fully aware of the legal structure of Uzdunrobita when the Company was issued a license in 2004.  The documents confirm that the license agreement applied to all branches (filials) of Uzdunrobita irrespective of their legal form prior to MTS’s acquisition of the controlling stake in Uzdunrobita in 2004.

1.               Uzdunrobita was established in 1991. Prior to November 1997, a 55% stake was owned by SACI. From November 1997 to March 2002, the SACI held a 49% stake in Uzdunrobita. In March 2002, ownership of the stake was transferred to the State Property Committee of Uzbekistan.

2.               As expressly set out in the licensing agreement signed between Uzdunrobita and the SACI in 2004, 12 branches (filials) of Uzdubrobita were established before 1997, at a time when the SACI held a controlling stake in Uzdunbrobita. Three more branches (filials) were established at a time when the SACI held a 49% stake in Uzdunrobita prior to MTS’s acquisition of a controlling stake. Since the MTS’s acquisition of Uzndunrobita, the filial structure has remained. Therefore, the SACI, which granted a license to Uzdunrobita in 2004, had itself created and further authorized the use by the Company of the aforementioned business structure. Furthermore the SACI must have been familiar with the Company’s filial structure, their legal forms and the business structure applied by the Company.

3.               A licensing agreement issued by the SACI to Uzdunrobita in 2004 directly states that the license, during its tenor, applies to all branches of Uzdunrobita irrespective of the time when these branches were established.  To emphasize this fact, a list of branches (filials) in question was attached to the license agreement as an addendum. Similar provisions are present in the conditions of license agreements issued to the company in 2002 and 2003.

4.               In 2001, the SACI, writing in an official letter to Uzdunrobita, confirmed that, in accordance with the laws of Uzbekistan, the single Uzdunrobita’s license applied to and covers the operations of all of the branches of the company.

5.               All licensing agreements between the SACI and Uzdunrobita were signed by Mr. Abdullah Aripov, General Director of the SACI at that time, who currently serves as Deputy Prime Minister of Uzbekistan.

Audits of Uzdunrobita with respect to compliance with the licensing requirements have been conducted by the State Inspection for Communications (SIC) for many years, and they have also confirmed that the license extends to all of the regional branches of Uzdunrobita. According to the information available in the market, other companies active in Uzbekistan also operate under similar structures and under one license.

In the Company’s opinion, the on-going audits of MTS-Uzbekistan’s financial and operating activities conducted in gross violation of Uzbekistan law, the illegal suspension of Uzdunrobuta’s license, application of tactics of intimidation against Uzdunrobita’s employees, including their detainment and arrests, and the seizure of assets prior to the official completion of any investigation, are parts of an unwarranted attack on MTS’s legitimate investments and are being orchestrated by certain influential entities in Uzbekistan as a prelude toward the seizure and expropriation of the Company’s assets in the country.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 02, 2012